BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

03 APR 23 AM 7:21

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Ns. Rif.
Direzione di Gruppo
Affari Societari GFM/fg

Data
April 23th , 2003



03050271

SUPPL

File N.°: 82 - 4855

Oggetto: **Banca Popolare di Lodi - Banca Popolare di Cremona: partnership agreement signed**

Herewith enclosed, we send you the press release, both italian version and english translation, concerning the partnership agreement, signed with Banca Popolare di Cremona.

Best Regards,

BANCA POPOLARE DI LODI



PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

Attachments (2):
1) Original version of press release;
2) English Translation.




BANCA POPOLARE DI LODI

File N.°: 82 - 4855 *english translation*

Press release

Banca Popolare di Cremona - Banca Popolare di Lodi: partnership agreement signed

At today's meeting, the Board of Directors of Banca Popolare di Cremona S.c.arl. (**"Banca Popolare di Cremona"** or **"BPCR"**), chaired by Carlo Gosi, and the Board of Directors of Banca Popolare di Lodi S.c.ar.l. ("**Banca Popolare di Lodi**" or "**BPL**"), chaired by Giovanni Benevento, unanimously approved the letter of intent establishing the terms of the strategic alliance between the two banks and initiating the process of amalgamating BPCR with the BPL Group.

Strategic value

Thanks to the distinct skills that each of the partners can offer, the strategic alliance between Banca Popolare di Cremona and Banca Popolare di Lodi will bring about the creation of one of the most important banking groups in Lombardy, with major market shares in the provinces of Cremona and Lodi, as well as in the business districts located close to these two provinces. The aggregation of these two banks will allow the BPL Group to strengthen its presence in the eastern part of Lombardy, gaining a strategic link with the Group's commercial network in the north east of the country thanks to various branches of Banca Popolare di Lodi, Banca Popolare del Trentino, Banca Popolare di Mantova and Banca Bipielle Adriatico.
Inclusion of the Cremonese bank in the BPL Group will take place according to an approach that will maintain maximum protection of its traditional territory, while taking advantage of potential synergies deriving from the creation of a larger banking entity. As part of the BPL Group, BPCR will have the task of overseeing its territory and developing business in its own areas of competence, maintaining the necessary level of management autonomy. Joining the BPL Group will also allow Banca Popolare di Cremona to continue offering support to the development of the local economy. To this end, **100 million euro** has been set aside for new initiatives on its home territory, while a further **50 million euro** has been set aside to bolster employment; At the same time, initiatives will be undertaken, at particularly competitive conditions, in favour of **SMEs** in the area.
The letter of intent signed today envisages no change in current employment levels at Banca Popolare di Cremona with the possibility for volunteers to continue their careers in companies of the BPL Group. There are also plans for BPCR to hire **more local residents** to help in the development of the sales and marketing plan that will lead to the opening of **new branches** in the bank's home territory.
The local characteristics of Banca Popolare di Cremona and related autonomies in the coordination of the business will be guaranteed by leaving the bank's **registered office** and **general management** in the city of **Cremona**, maintaining ownership and use of the **brand names** and other distinctive signs that currently mark Banca Popolare di Cremona's business activities, and autonomous management of the commercial and credit functions, including drawing up the budget, setting objectives and checking variances.
Banca Popolare di Cremona's entry into the BPL Group will allow it to benefit from significant managerial, technological, financial and market synergies and economies of scale by being part of a nationwide group with its own product companies, able to offer a vast range of products and services ranging from asset management to bancassurance, from consumer credit to merchant banking, and from leasing to real estate.

The new operating structure of the BPL Group

Banca Popolare di Cremona was founded in August 1865 and is the "historical" bank of the province of Cremona. In recent years, it not only reinforced its presence in the province of

Cremona, but also extended its operations to the provinces of Bergamo, Brescia, Milan, Mantua, Verona, Parma, Piacenza and Rome. The Cremonese bank has **553 employees** and a distribution network of **69 branches,** which geographically do not overlap with those of the BPL Group, which in turn has a total of **921 branches** and **9,300 employees**.
The partnership agreement will therefore enable the BPL Group to continue expanding in line with its strategic plan, which established a target of at least **1,000 branches**, by the end of 2003. This will be helped by a plan to boost the Group's capital giving it a solid base on which to continue growing throughout the country and consolidating its position as one of the top 10 banking hubs in Italy.

Characteristics of the operation

The deal entails a commitment on the part of Banca Popolare di Lodi S.c.ar l. to launch a friendly takeover bid in accordance with arts. 102 and 106.4 of Decree 58/98 to all of the shareholders of Banca Popolare di Cremona S.c.ar l. for all of the 33,585,526 ordinary shares making up the share capital.

BPL is offering **20 Euro** per BPCR ordinary share, to be paid as follows:

- 6.70 Euro per ordinary share, i.e. **33.50%** of the amount being offered, **in cash**;
- 6.65 Euro per ordinary share, i.e. **33.25%** of the amount being offered, **in newly issued Banca Popolare di Lodi ordinary shares** with dividend rights from 1/1/2003 valued five calendar days prior to the settlement date of the Bid or from the starting date of the Bid period (the "Determination Date", based on the weighted average price for Banca Popolare di Lodi ordinary shares for the three months prior to the Determination Date (the "Valuation"), providing this is subsequent to the date the shares go ex-rights in connection with any increase in capital or, in the event that the ex-rights date falls within the said period of three months, adjusted by the coefficients calculated by AIAF, the Italian Association of Financial Analysts. It remains understood, however, that if the Valuation comes to less than the issue price of the new shares calculated by applying the criteria imposed by art. 2441 of the Civil Code, Banca Popolare di Lodi undertakes to pay the difference (the "Difference") in the form of existing BPL ordinary shares, valued on the basis of the Valuation;
- 6.65 Euro per ordinary share, i.e. **33.25%** of the amount offered, **in newly issued bonds of Banca Popolare di Lodi** with a duration of 36 months, yielding the 3-month Euribor rate + 50 basis points with deferred quarterly coupons, listed on a regulated market in the European Union. BPL will assign everyone accepting the Bid, without distinction and on a personal basis, the right to sell the bonds to BPL, which undertakes to buy them back, at the time the coupon is paid and for the whole duration of the loan, at a price equal to the nominal value plus accrued interest. This right is personal and cannot be transferred to others.

The outcome of the operation, once approved by the competent authorities, will be subject to the following conditions taking place:

- that by the end of Bid period, sufficient acceptances should have been received by BPL for at least17,128,619 BPCR ordinary shares, in other words 51% of its share capital;
- that in the event of reaching 51%, an extraordinary shareholders' meeting of BPCR should approve the transformation of BPCR into a joint-stock company, adopting new articles of association;



File N.°: 82 - 4855 *english translation*

- that these shareholders' resolutions should be drafted and approved by the competent authorities and that the other authorisations needed prior to the Bid should be obtained, for them to become fully effective.

Banca Popolare di Lodi has also undertaken, in the event that as a result of the Bid it should come to hold more than 90% of BPCR's ordinary shares, to launch a residual takeover bid pursuant to art. 108 of the Finance Consolidation Act, with a view to delisting the BPCR stock. If as a result of the Bid, or if there is a residual bid, BPL comes to hold more than 98% of BPCR's ordinary shares, BPL undertakes to by the rest of the shares pursuant to art. 111 of the Finance Consolidation Act.

Fondazione Banca Popolare di Cremona

The letter of intent provides for the setting up of a Fondazione called "Fondazione Banca Popolare di Cremona", which will carry on its activity in BPCR's home territory, pursuing aims that are exclusively beneficial to the local community, providing social, cultural and artistic support and assistance.
The Fondazione will be assigned an endowment fund of 3 million euro, part of which will be allocated to buy a 0.1% stake in Banca Popolare di Cremona post transformation.
The Fondazione will represent the counterparty of the shareholder agreements with Banca Popolare di Lodi and will act as guarantor for implementation of the corporate governance of Banca Popolare di Cremona S.p.A.

Corporate governance of Banca Popolare di Cremona S.p.A.

The Fondazione will also act as guarantor for the maintenance of BPCR's local identity, principally by means of the mechanism used for nominating directors: when appointing the Board of Directors, 15 of the 19 members will be chosen from persons coming from BPCR's traditional area of operations, of whom 7 nominated by the Fondazione and 8 chosen by the majority shareholder out of a list of candidates also proposed by the Fondazione. The other 4 members will be chosen by BPL.

BPCR's financial advisor in this deal is Mediobanca – Banca di Credito Finanziario S.p.A.

Approximate calendar

17 April 2003:	Approval of the letter of intent by the Boards of Directors of BPCR and Bipielle
by the end of June 2003:	Start of the Bid period
by the end of September 2003:	Shareholders' meeting to transform BPCR into a joint-stock company
by the end of November 2003:	Bid settlement

BANCA POPOLARE DI CREMONA   BANCA POPOLARE DI LODI

Cremona - Lodi, 17 April 2003




BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

File N.°: 82 - 4855

Comunicato stampa

Banca Popolare di Cremona - Banca Popolare di Lodi: siglato accordo di partnership

Il Consiglio di amministrazione della Banca Popolare di Cremona S.c.arl. (**"Banca Popolare di Cremona"** ovvero **"BPCR"**), presieduto dal Presidente dott. Carlo Gosi, ed il Consiglio di amministrazione della Banca Popolare di Lodi S.c.ar.l. (**"Banca Popolare di Lodi"** ovvero **"Bipielle"**), presieduto dal Presidente dott. Giovanni Benevento, nella seduta odierna hanno approvato *all'unanimità il protocollo di intesa che sancisce i termini dell'alleanza strategica tra i due* istituti avviando il processo di inserimento della BPCR nel Gruppo Bipielle.

Valenza industriale

L'alleanza strategica tra la Banca Popolare di Cremona e la Banca Popolare di Lodi, grazie alle competenze distintive apportate da ciascun *partner*, porterà alla nascita di uno dei più importanti gruppi bancari della Lombardia con *leadership* di mercato nelle province di Cremona e Lodi e nei distretti economici che ruotano intorno alle due province. L'aggregazione tra i due istituti consentirà al Gruppo Bipielle di rafforzare la presenza nella zona orientale della Lombardia, disponendo di un collegamento strategico con la rete commerciale del Gruppo presente nel Nord Est del Paese grazie ad alcune filiali della Banca Popolare di Lodi e alla Banca Popolare del Trentino, Banca Popolare di Mantova e Banca Bipielle Adriatico.
L'inserimento dell'Istituto cremonese nel Gruppo Bipielle avverrà secondo una logica tesa, da un lato, al mantenimento del massimo presidio sul territorio di radicamento e, dall'altro, alla possibilità di sfruttamento delle sinergie derivanti dalla creazione di una realtà bancaria di maggiori dimensioni. Alla BPCR competerà, nel contesto del Gruppo Bipielle, il compito di presidiare il territorio e lo sviluppo commerciale nelle aree di competenza, mantenendo la necessaria autonomia gestionale. L'ingresso nel Gruppo Bipielle consentirà, inoltre, alla Banca Popolare di Cremona di continuare a sostenere lo sviluppo dell'economia locale. A tal fine verrà predisposto lo stanziamento di un plafond di **100 milioni di euro** a favore di nuove iniziative sul territorio di riferimento e un plafond di **50 milioni di euro** per il sostegno all'occupazione; parallelamente verranno avviate iniziative mirate, a condizioni particolarmente competitive, a favore delle **PMI** del territorio.
Il protocollo d'intesa sottoscritto tra le parti prevede il mantenimento degli attuali livelli occupazionali della Banca Popolare di Cremona con la possibilità di sviluppare, solo su base volontaria, percorsi di carriera all'interno delle società del Gruppo Bipielle. È prevista inoltre l'assunzione di **nuove risorse residenti sul territorio** locale da inserire nella BPCR per supportare lo sviluppo di un piano commerciale che porterà all'apertura di **nuove filiali** nell'area di radicamento storico.
Il presidio localistico della Banca Popolare Cremona e le connesse autonomie di coordinamento saranno garantite dal mantenimento della **sede sociale** e **direzione generale** della banca nella città di **Cremona**, dal mantenimento della proprietà e dell'utilizzazione dei **marchi** e degli altri segni distintivi che attualmente contraddistinguono l'operatività della Banca Popolare Cremona e dall'assegnazione della gestione in autonomia delle funzioni commerciali e creditizie, compresa la stesura e la verifica degli obiettivi di budget.
L'ingresso nel Gruppo Bipielle consentirà alla Popolare Cremona di beneficiare di significative sinergie manageriali, tecnologiche, finanziarie e di mercato e di economie di scala derivanti dall'ingresso in un gruppo nazionale in grado di offrire con le proprie società prodotto una vasta gamma di prodotti e servizi che spaziano dal risparmio gestito alla *bancassurance*, dal credito al consumo al *merchant banking*, dal *leasing* al *real estate*.




BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

File N.°: 82 - 4855

La nuova struttura operativa del Gruppo Bipielle

La Banca Popolare di Cremona è stata costituita nell'agosto del 1865 ed è l'istituto di credito "storico" della provincia di Cremona. Negli ultimi anni, oltre a rafforzare la propria presenza sul territorio cremonese, ha esteso l'operatività anche alle province di Bergamo, Brescia, Milano, Mantova, Verona, Parma, Piacenza e Roma. L'istituto cremonese si avvale della collaborazione di **553 dipendenti** e di una rete commerciale di **69 sportelli,** che non presenta sovrapposizioni geografiche con quella del Gruppo Bipielle che disporrà complessivamente di **921 filiali** e **9.300 dipendenti**.
L'accordo di *partnership* consente quindi al Gruppo Bipielle di portare avanti con coerenza il progetto di sviluppo prefissato nel piano strategico, che prevede il raggiungimento di una rete distributiva di almeno **1.000 filiali** entro il 2003, in virtù anche del piano di rafforzamento patrimoniale che offrirà al Gruppo basi solide per continuare a crescere su tutto il territorio nazionale consolidando la posizione tra i primi 10 poli bancari nazionali .

Caratteristiche dell'operazione

L'operazione prevede l'impegno da parte della Banca Popolare di Lodi S.c.ar l. a promuovere un'offerta pubblica d'acquisto e di scambio (Opas) totalitaria e volontaria, ai sensi degli artt. 102 e 106, 4° comma D.Lgs 58/98, rivolta a tutti gli azionisti della Banca Popolare di Cremona S.c.ar l. sull'intero capitale, rappresentato da n. 33.585.526 azioni ordinarie.

Il corrispettivo dell'Offerta è fissato in **20 Euro** per ciascuna azione ordinaria BPCR apportata da corrispondersi in:

- 6,70 Euro per azione ordinaria, pari al **33,50%** del controvalore offerto, **in contanti**;
- 6,65 Euro per azione ordinaria, pari al **33,25%** del controvalore offerto, **in azioni ordinarie della Banca Popolare di Lodi** di nuova emissione, godimento 1/1/2003 valorizzate, cinque giorni di calendario prima della data di regolamento dell'Offerta ovvero dalla data di inizio del periodo di Offerta (la "**Data di Determinazione**"), in base alla media ponderata dei prezzi delle azioni ordinarie della Banca Popolare di Lodi degli ultimi tre mesi precedenti la Data di Determinazione (la "**Valorizzazione**"), purché successivi alla data di stacco del diritto di opzione relativo ad eventuali aumenti di capitale o, nel caso in cui la data di stacco del predetto diritto di opzione cada nel suddetto periodo di tre mesi, rettificati in base ai coefficienti di correzione calcolati dell'Associazione Italiana Analisti Finanziari (AIAF). Resta inteso, tuttavia, che qualora la Valorizzazione fosse inferiore al prezzo di emissione delle azioni di nuova emissione che risulterebbe applicando i criteri imposti dall'art. 2441 cod. civ., la Banca Popolare di Lodi si è impegnata a pagare la differenza (la "**Differenza**") in azioni ordinarie della Bipielle stessa esistenti, valorizzate in base alla Valorizzazione;
- 6,65 Euro per azione ordinaria, pari al **33,25%** del controvalore offerto, **in obbligazioni della Banca Popolare di Lodi** di nuova emissione della durata di 36 mesi al tasso Euribor 3 mesi + 50 centesimi con cedole trimestrali posticipate, quotate in un mercato regolamentato dell'Unione Europea. Bipielle assegnerà a ciascun aderente, indistintamente ed a titolo personale, un diritto a vendere a Bipielle stessa, che si obbliga a riacquistare, ciascuna obbligazione in corrispondenza del pagamento di ciascuna cedola e per tutta la durata del prestito, ad un prezzo pari al valore nominale maggiorato del rateo di interessi maturato. Tale diritto è personale e incedibile.

L'esito dell'operazione, soggetta alle autorizzazioni delle autorità competenti, sarà subordinata al verificarsi delle seguenti condizioni:

- che, alla chiusura del periodo di Offerta, le adesioni risultino tali da consentire all'offerente di detenere almeno n. 17.128.619 azioni ordinarie di BPCR, pari al 51% del suo capitale sociale;
- che in caso di raggiungimento del 51%, l'Assemblea straordinaria della BPCR approvi la trasformazione della BPCR in società per azioni, nonché l'adozione di un nuovo statuto;
- che le delibere assembleari di cui sopra vengano iscritte ed autorizzate dalle competenti Autorità, nonché siano state ottenute le altre autorizzazioni propedeutiche all'Offerta, di guisa da divenire pienamente efficaci.

La Banca Popolare di Lodi si è inoltre impegnata, nel caso in cui a seguito dell'Offerta venga a detenere una quota di partecipazione in BPCR superiore al 90% delle azioni ordinarie di BPCR, a promuovere un'offerta pubblica residuale ai sensi dell'art.108 del TUF, al fine di determinare la revoca della quotazione del titolo BPCR. Qualora a seguito dell'Offerta, ovvero dell'eventuale offerta residuale, venga a detenere una quota di partecipazione in BPCR superiore al 98% delle azioni ordinarie di BPCR, la Banca Popolare di Lodi si è impegnata ad acquistare le azioni residue ai sensi dall'art. 111 del TUF.

<u>Fondazione Banca Popolare di Cremona</u>

Il Protocollo prevede la costituzione di una Fondazione denominata "Fondazione Banca Popolare di Cremona", che avrà il compito di svolgere la propria attività sul territorio di radicamento storico perseguendo fini esclusivamente benefici e di assistenza ed utilità sociale, culturale ed artistica a favore della comunità locale.
Alla Fondazione verrà assegnato un fondo di dotazione pari a 3 milioni di Euro, parte del quale sarà destinato ad acquisire una quota dello 0,1% del capitale della Banca Popolare di Cremona post trasformazione.
La Fondazione rappresenterà la controparte dei patti parasociali con la Banca Popolare di Lodi e si farà garante dell'attuazione della *corporate governance* della Banca Popolare di Cremona S.p.A..

<u>*Corporate governance* della Banca Popolare di Cremona S.p.A.</u>

La Fondazione si farà altresì garante del mantenimento dell'identità locale della BPCR, anche attraverso il meccanismo di designazione degli amministratori: per il rinnovo del Consiglio di amministrazione, dei 19 membri 15 verranno scelti tra personalità provenienti dalle aree di radicamento storico della BPCR di cui 7 designati dalla Fondazione e 8 scelti dal socio di maggioranza nell'ambito di una rosa di nominativi proposti dalla Fondazione stessa. I restanti 4 membri verranno scelti dalla Bipielle.

Consulente finanziario dell'operazione per BPCR è Mediobanca – Banca di Credito Finanziario S.p.A..




BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

File N.°: 82 - 4855

Tempistica indicativa

17 aprile 2003:	Approvazione da parte dei Consigli di Amministrazione di BPCR e Bipielle del Protocollo di Intesa
entro fine giugno 2003:	Inizio periodo di Offerta
entro settembre 2003:	Assemblea di trasformazione di BPCR
entro novembre 2003:	Regolamento dell'Offerta

BANCA POPOLARE DI CREMONA

BANCA POPOLARE DI LODI

Cremona-Lodi, 17 aprile 2003